UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Bancorp Rhode Island, Inc.
(Name of Issuer)

Common Stock $0.01 par value per share
(Title of Class of Securities)

059690 10 7
(CUSIP Number)

Margaret D. Farrell, Esquire
Hinckley, Allen & Snyder LLP
50 Kennedy Plaza, Suite 1500
Providence, Rhode Island 02903
(401) 274-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 059690 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Merrill W. Sherman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	Not applicable.
	(b)	Not applicable.

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 290,849*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 290,849*

	10.	Shared Dispositive Power 0

___________________
*Includes 20,500 shares of the Issuer’s Common Stock held in a custodial account, 129,679 shares subject to options to purchase the Issuer’s Common Stock exercisable within 60 days of December 31, 2010 and 5,532 shares of restricted Common Stock.  Note that on February 4, 2011, the reporting person delivered 12,100 shares of the issuer's Common Stock to pay a portion of the exercise price on options to purchase 25,200 shares exercised on February 4, 2011.  For purposes of this report, which is as of December 31, 2010, the 12,100 shares delivered to the Issuer are included in the number of shares beneficially owned by the reporting person and the options to purchase the 25,200 shares are included in the number of shares subject to options exercisable within 60 days as reported herein.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 290,849*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 6.1% (based upon 4,675,092 shares outstanding and assumes conversion of all exercisable options held by the reporting person.)

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Common Stock $0.01 par value per share (“Common Stock”), Bancorp Rhode Island, Inc., One Turks Head Place, Providence, Rhode Island 02903.

Item 2.	Identity and Background

	(a)	Merrill W. Sherman;
	(b)	One Turks Head Place, Providence, Rhode Island 02903;
	(c)	President, Chief Executive Officer and Director of Bancorp Rhode Island, Inc., (the “Issuer”);
	(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding;
(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with respect to, and the Reporting Person is not subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws; and

	(f)	United States.

Item 3.		Source and Amount of Funds or Other Consideration
The funds used to purchase certain securities herein described came from the personal resources of the Reporting Person.  Other securities described herein were granted by the Issuer as incentive compensation.

______________________________
* Includes 20,500 shares of the Issuer’s Common Stock held in a custodial account, 129,679 shares subject to options to purchase the Issuer’s Common Stock exercisable within 60 days of December 31, 2010 and 5,532 shares of restricted Common Stock.  Note that on February 4, 2011, the reporting person delivered 12,100 shares of the issuer's Common Stock to pay a portion of the exercise price on options to purchase 25,200 shares exercised on February 4, 2011.  For purposes of this report, which is as of December 31, 2010, the 12,100 shares delivered to the Issuer are included in the number of shares beneficially owned by the reporting person and the options to purchase the 25,200 shares are included in the number of shares subject to options exercisable within 60 days as reported herein.

Item 4.		Purpose of Transaction
The Reporting Person, who serves as Director, President and Chief Executive Officer of the Issuer has acquired certain of the shares over time as an investment and other shares and options as incentive compensation.  The Reporting Person has no plans, in her capacity as an individual investor, which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

In her capacity as a director or as an executive officer of the Issuer, the Reporting Person may, from time to time, have a role in formulating plans which relate to or would result in any of the foregoing actions, which would be disclosed by the Issuer as required under applicable law.  The Reporting Person has no such plans in her capacity as an investor.

Item 5.	Interest in Securities of the Issuer
(a)
The aggregate number of securities identified pursuant to Item 1 is 290,849 which includes 20,500 shares held in a custodial account, 129,679 shares subject to options to purchase the Issuer’s Common Stock exercisable within 60 days of December 31, 2010 and 5,532 shares of restricted Common Stock, representing 6.1% of the class of securities outstanding based upon the most recently available filing of the Issuer and assuming the conversion of all options exercisable within 60 days of December 31, 2010;

(b)
The number of shares as to which there is sole power to vote or to direct the vote is 290,849, which includes 20,500 shares held in a custodial account 129,679 shares subject to options to purchase the Issuer’s Common Stock exercisable within 60 days of December 31, 2010 and 5,532 shares of restricted Common Stock; the number of shares as to which there is sole power to dispose or to direct the disposition is 290,849, which includes 20,500 shares held in a custodial account 129,679 shares subject to options to purchase the Issuer’s Common Stock exercisable within 60 days of December 31, 2010 and 5,532 shares of restricted Common Stock;

	(c)	None;
	(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities;
	(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2011
Date

/s/ Merrill W. Sherman
Signature

Merrill W. Sherman
President and Chief Executive Officer
Name/Title